Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-253057

$1,500,000,000

AMERICAN EXPRESS COMPANY

$1,200,000,000 4.900% Notes due February 13, 2026

$300,000,000 Floating Rate Notes due February 13, 2026

Terms and Conditions Applicable to all Notes

Issuer:	American Express Company

Expected Ratings(1):	A2/BBB+/A (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Ranking:	Senior unsecured

Trade Date:	February 13, 2023

Settlement Date:	February 16, 2023 (T+3). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, because the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Total Net Proceeds to American Express:	$1,495,302,000 (before expenses)

Listing:	The Notes will not be listed on any exchange.

Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:	NatWest Markets Securities Inc. Siebert Williams Shank & Co., LLC U.S. Bancorp Investment, Inc..

Junior Co-Managers:	Drexel Hamilton, LLC Mischler Financial Group, Inc

Terms and Conditions Applicable to the 4.900% Notes due February 13, 2026

Maturity Date:	February 13, 2026

Par Amount:	$1,200,000,000

Benchmark Treasury:	UST 4% due February 15, 2026

Benchmark Treasury Price and Yield:	99-13 3/8 ; 4.209%

Re-offer Spread to Benchmark:	+72 bps

Re-offer Yield:	4.929%

Coupon:	4.900%

Public Offering Price:	99.921%

Underwriters’ Discount:	0.250%

Net Proceeds to American Express:	$1,196,052,000 (before expenses)

Interest Payment Dates:	February 13 and August 13 of each year, beginning August 13, 2023 (short first interest period)

Day Count:	30 / 360

Optional Redemption:	In whole or in part, on or after the date that is 31 days prior to the Maturity Date at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

CUSIP:	025816DC0

ISIN:	US025816DC04

Terms and Conditions Applicable to the Floating Rate Notes due February 13, 2026

Maturity Date:	February 13, 2026

Par Amount:	$300,000,000

Base Rate:	Compounded SOFR (as determined in accordance with the provisions set forth in the preliminary prospectus supplement (as defined below))

Spread:	+76 bps

Public Offering Price:	100.000%

Underwriters’ Discount:	0.250%

Net Proceeds to American Express:	$299,250,000 (before expenses)

Interest Payment Dates:

February 13, May 13, August 13 and November 13 of each year, beginning May 13, 2023

If any Interest Payment Date (other than the Maturity Date or a redemption date) is not a Business Day, then such Interest Payment Date will be postponed to the next succeeding Business Day unless that Business Day is in the next succeeding calendar month, in which case such Interest Payment Date will be the immediately preceding Business Day.

Interest Periods:	Quarterly. The initial period will be the period from, and including the Settlement Date to, but excluding, May 13, 2023, the initial Interest Payment Date. The subsequent interest periods will be the periods from, and including the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable.

Interest Determination Dates:	Two U.S. Government Securities Business Days (as defined in the preliminary prospectus supplement) preceding each Interest Payment Date (or in the final Interest Period, preceding the Maturity Date).

Day Count:	Actual / 360

Optional Redemption:	In whole or in part, on or after the date that is 31 days prior to the Maturity Date at a redemption price equal to the principal amount of the notes being redeemed, together with any accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

CUSIP:	025816DD8

ISIN:	US025816DD86

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus dated February 12, 2021) and a preliminary prospectus supplement, dated February 13, 2023 (the “preliminary prospectus supplement”), with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-645-3751.

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